FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated April 22, 2008.

Exhibit 1

DryShips Inc. acquires  33,254,576 additional shares and launches mandatory offer for Ocean Rig ASA : DryShips Inc. Management will hold a Conference call on Thursday 24th April at 10:00am EST

April 22, 2008, ATHENS, GREECE - DryShips Inc., (NASDAQ: DRYS) today announced that it has purchased 33,254,576 shares of Ocean Rig ASA (OSE: OCR), an Oslo Stock Exchange listed offshore drilling services company, at a price of NOK 45 per share.   Following these transactions DryShips Inc. owns 49.9% of the shares and votes in Ocean Rig ASA.  As advised on December 17, 2007 Mr. George Economou, Chairman and CEO of DryShips Inc., has separately acquired approximately 4.4% of the share capital of Ocean Rig ASA.   The total ownership percentage has been calculated based on an issued share capital in Ocean Rig ASA of 170,374,980 shares, as contained in Ocean Rig’s last Certificate of Registration.

As a consequence of yesterday’s acquisition DryShips Inc. will commence a mandatory tender offer for the remaining outstanding shares in Ocean Rig ASA within the four weeks deadline set by Oslo Stock Exchange rules.  Accordingly, a draft offer document will be filed with the Oslo Stock Exchange for its review and approval. The offer period will be four weeks with an expected commencement date in early May and its terms will otherwise be prescribed by the requirements of the Norwegian Securities Trading Act.

DryShips Inc. will use a combination of cash on hand and debt financing which is already in place to acquire the remaining outstanding shares of Ocean Rig ASA.

Mr. George Economou, Chairman and CEO of DryShips Inc., commented: “I am very excited by the opportunity of increasing our ownership significantly and the prospect of acquiring Ocean Rig.  We believe that Ocean Rig is uniquely positioned to take advantage of the extremely attractive fundamentals of the ultra deep water drilling (UDW) market, especially given the recent developments with the latest impressive oil finds in Brazil as well as other offshore areas around the world.

Ocean Rig’s asset and contract portfolio will serve to supplement and diversify DryShips’ assets and sources of cash flow.  Moreover, Ocean Rig’s operational expertise will provide us with the necessary platform to compete in the UDW drilling sector.   As previously advised, we expected the Eirik Raude to be employed at a record breaking day rate and the contract concluded with Tullow Oil at the rate of USD 637,000 per day exceeded even our expectations. The Leiv Eiriksson, Ocean Rig’s other UDW asset, is one of the very few rigs available worldwide with dynamic positioning (DP) capability in 2009.  As such, we also expect this asset to enter into a new employment contract at a significantly higher day rate.

While our belief in the positive fundamentals of the dry bulk sector remains unchanged, we believe our strategic investment in the UDW sector will contribute to shareholder value as the extremely bullish fundamentals of the sector continue to unfold.  Going forward we plan to expand our asset portfolio with further acquisitions and explore other strategic alternatives including the possibility of spinning off this business unit to our shareholders.”

Conference Call Announcement:

On Thursday, April 24, 2008, at 10:00 a.m. EST management will host a conference call to discuss the above developments.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800) 953- 0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips." In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694- 1503 (from the UK) or +(44) 1452 586 -513 (from outside the US). Quote "DryShips."

A replay of the conference call will be available until April 29, 2008. The United States replay number is 1(866) 247 4222; the international replay number is (0(800) 953 -1533; from the UK or (+44) 1452- 550 000 and the access code required for the replay is: 2133051#.

Audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., is an international provider of drybulk carriers. Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 46 drybulk carriers comprising 4 Capesize, 32 Panamax, 2 Supramax and 8 newbuilding Panamax vessels, with a combined deadweight tonnage of over 4 million tons.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS"

Visit our website at www.dryships.com

Company Contact:

E-Mail: management@dryships.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc., New York

Tel. 212-661-7566

E-mail: dryships@capitallink.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Dryships Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Dryships Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: April 22, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer